SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 26, 2009 Shaw Communications Inc.
By:
/s/  Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces third quarter results
Calgary, Alberta (June 26, 2009) — Shaw Communications Inc. announced results for the third quarter ended May 31, 2009. Consolidated service revenue for the three and nine month periods of $861 million and $2.52 billion, respectively, was up 9% and 10% over the same periods last year. Service operating income before amortization1 of $395 million and $1.14 billion, respectively, improved 11% and 10% over the comparable periods. Funds flow from operations2 increased to $356 million and $1.00 billion for the quarter and year-to-date periods, respectively, compared to $311 million and $902 million in the same periods last year.
Strong subscriber growth continued during the quarter reflecting Shaw’s brand strength, gained through consistent delivery of leading edge products and exceptional service. Basic cable subscribers increased 9,622 to 2,283,526, Digital customers were up 110,810 to 1,187,183, and Internet and Digital Phone lines grew by 24,625 to 1,650,959 and 54,633 to 774,009, respectively. DTH customers increased 1,580 to 898,213.
Chief Executive Officer and Vice Chair Jim Shaw commented, “The Digital momentum started earlier this year continued with a record quarterly gain in Digital customers of over 110,000. On a year-to-date basis we have added almost 280,000 Digital customers increasing our penetration of Basic from 40% at August 31, 2008 to 52%. Digital and HDTV continue to enhance the home entertainment experience offering viewer’s access to a wider variety of programming options, an ever-expanding VOD library and superior picture quality. Shaw is committed to being at the forefront of technology advances that continue to support growth in this area.”
Free cash flow1 for the quarter and year-to-date periods was $154 million and $406 million, respectively, compared to $81 million and $309 million for the same periods last year. The improvement in free cash flow was achieved through higher service operating income before amortization and after increased capital investment.
Net income of $132 million or $0.31 per share compared to $128 million or $0.30 per share for the same period last year. Net income for the first nine months of the year was $411 million or $0.96 per share compared to $539 million or $1.25 per share last year.3 The current and comparable three and nine month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). The current nine month period included a tax recovery of approximately $23 million, while the comparable period included a tax recovery of approximately $199 million. These tax recoveries were primarily related to reductions in enacted income tax rates. The prior nine month period also benefitted from a net duty recovery of approximately $22 million before income taxes related to the importation of satellite receivers. Excluding the non-operating items, net income for the current three and nine month periods ended May 31, 2009 would have been $131 million and $381 million compared to $117 million and $327 million in the same periods last year.

Service revenue in the Cable division was up 10% and 11% for the quarter and year-to-date periods, respectively, to $670 million and $1.95 billion. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization improved almost 11% for the three and nine month periods to $325 million and $942 million, respectively.
Service revenue in the Satellite division was $192 million and $569 million for the three and nine month periods respectively, up 4% and 5%, respectively, over the comparable periods last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the quarter increased 13% to $70 million, and the year-to-date was up 8% to $203 million.
Jim Shaw stated, “Strong subscriber growth and solid operational performance delivered financial results year-to-date that keep us on track to achieve our financial guidance for the year, including generating free cash flow of at least $500 million.”
On March 27, 2009 the Company closed a $600 million offering of 6.50% senior notes due June 2, 2014. The net proceeds are being used for debt repayment, working capital and general corporate purposes. On April 15, 2009 Shaw subsequently redeemed the Videon Cablesystems Inc. Cdn $130 million Senior Debentures.
Mr. Shaw concluded “Our dedicated team of 10,000 Shaw employees have met the challenge of these uncertain economic times by consistently delivering exceptional customer service, introducing new products, and managing the operations prudently. Our strategy is sound: we focus on our core business, deliver consistent service, grow our subscriber base, offer value through new products and services, and manage our finances — all to deliver growth and value for our shareholders.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.4 million customers, including over 1.6 million Internet and 775,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
MAY 31, 2009
June 25, 2009
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2008 Annual Report including the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
THIRD QUARTER ENDING MAY 31, 2009
Selected Financial Highlights

	Three months ended May 31			Nine months ended May 31
			Change			Change
	2009	2008	%	2009	2008	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	861,382	792,149	8.7	2,517,994	2,299,159	9.5
Service operating income before amortization(1)	395,270	356,089	11.0	1,144,422	1,038,709	10.2
Operating margin(1)	45.9%	45.0%	0.9	45.4%	45.2%	0.2
Funds flow from operations(2)	356,046	310,984	14.5	1,002,521	901,619	11.2
Net income	131,945	128,113	3.0	411,251	539,184	(23.7)
Per share data:
Earnings per share — basic	$0.31	$0.30		$0.96	$1.25
— diluted	$0.31	$0.30		$0.95	$1.24
Weighted average participating shares outstanding during period (000’s)	429,877	431,010		428,828	431,533

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended May 31,		Nine months ended May 31,
	May 31, 2009	2009	2008	2009	2008

Subscriber statistics:

Basic cable customers	2,283,526	9,622	2,495	23,093	17,157
Digital customers	1,187,183	110,810	32,658	278,016	120,160
Internet customers (including pending installs)	1,650,959	24,625	23,185	81,907	89,421
DTH customers	898,213	1,580	4,686	5,685	11,207
Digital phone lines (including pending installs)	774,009	54,633	57,700	162,078	164,575

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $861.4 million and $2.52 billion for the three and nine month periods, respectively, improved 8.7% and 9.5% over the comparable periods last year. Total service operating income before amortization of $395.3 million and $1.14 billion was up 11.0% and 10.2% over the same periods.
•	Consolidated free cash flow[1] for the quarter and year-to-date periods was $154.3 million and $405.6 million, respectively, compared to $81.2 million and $309.3 million for the same periods last year.
•	On March 27, 2009 the Company closed a $600 million offering of 6.50% senior notes due June 2, 2014. The net proceeds are being used for debt repayment, working capital and general corporate purposes.
•	On April 15, 2009 Shaw redeemed $130.0 million of Videon Cablesystems Inc. Senior Debentures
Consolidated Overview
Consolidated service revenue of $861.4 million and $2.52 billion for the three and nine month periods, respectively, improved 8.7% and 9.5% over the same periods last year. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three month and nine month periods improved 11.0% and 10.2% over the comparable periods to $395.3 million and $1.14 billion. The increase was driven by the revenue improvements partially offset by higher employee and other costs related to growth. The comparable three month period included increased CRTC Part II fees as the Company had stopped accruing for these in October 2007 and reinstated the accrual in May 2008.
Net income was $131.9 million and $411.3 million for the three and nine months ended May 31, 2009 compared to $128.1 million and $539.2 million for the same periods last year. Non-operating items affected net income in all periods. The prior comparable quarter included a tax recovery of $11.1 million related to the resolution of certain tax matters, while the prior year-to-date period included a recovery of approximately $199.1 million primarily related to reductions in enacted income tax rates and also benefitted from a net duty recovery related to satellite importations of $22.3 million. The current year-to-date period includes a tax recovery of $22.6 million related to reductions in enacted income tax rates. Outlined on the following page are further details on this and other operating and non-operating components of net income for each period.

1	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.

	Nine months ended			Nine months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	May 31, 2009	of interest	operating	May 31, 2008	of interest	operating

Operating income	719,347			661,265
Amortization of financing costs — long-term debt	(2,918)			(2,745)
Interest expense — debt	(174,647)			(174,025)

Operating income after interest	541,782	541,782	—	484,495	484,495	—
Debt retirement costs	(8,255)	—	(8,255)	(5,264)	—	(5,264)
Other gains	18,816	—	18,816	25,751	—	25,751

Income before income taxes	552,343	541,782	10,561	504,982	484,495	20,487
Income tax expense (recovery)	140,993	160,597	(19,604)	(34,208)	157,959	(192,167)

Income before following	411,350	381,185	30,165	539,190	326,536	212,654
Equity loss on investee	(99)	—	(99)	(6)	—	(6)

Net income	411,251	381,185	30,066	539,184	326,536	212,648

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	May 31, 2009	of interest	operating	May 31, 2008	of interest	operating

Operating income	248,431			231,242
Amortization of financing costs — long-term debt	(1,026)			(882)
Interest expense — debt	(61,083)			(56,798)

Operating income after interest	186,322	186,322	—	173,562	173,562	—
Debt retirement costs	(8,255)	—	(8,255)	—	—	—
Other gains	9,822	—	9,822	233	—	233

Income before income taxes	187,889	186,322	1,567	173,795	173,562	233
Income tax expense (recovery)	55,832	55,367	465	45,612	56,636	(11,024)

Income before following	132,057	130,955	1,102	128,183	116,926	11,257
Equity loss on investee	(112)	—	(112)	(70)	—	(70)

Net income	131,945	130,955	990	128,113	116,929	11,187

     The changes in net income are outlined in the table below.

	May 31, 2009 net income compared to:
	Three months ended		Nine months ended
	February 28, 2009	May 31, 2008	May 31, 2008

(000’s Cdn)
Increased service operating income before amortization	13,915	39,181	105,713
Increased amortization	(3,744)	(22,136)	(47,804)
Increased interest expense	(4,729)	(4,285)	(622)
Change in net other costs and revenue(1)	(5,737)	1,292	(10,019)
Increased income taxes	(23,989)	(10,220)	(175,201)

	(24,284)	3,832	(127,933)

(1)	Net other costs and revenue includes debt retirement costs, other gains and equity loss on investee as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit).

Shaw Communications Inc.
Basic earnings per share were $0.31 and $0.96 for the quarter and nine months, respectively, compared to $0.30 and $1.25 in the same periods last year. The current three month period benefitted from higher service operating income before amortization of $39.2 million partially offset by increased amortization of $22.1 million. Lower income taxes in the comparable quarter of $10.2 million included a tax recovery of $11.1 million related to the resolution of certain tax matters and further offset this improvement. On a year-to-date basis service operating income before amortization was up $105.7 million partially offset by increased amortization of $47.8 million. The improvement was more than offset by lower income taxes in the prior year that included a $199.1 million future tax recovery as compared to a current nine month period tax recovery of $22.6 million. Both recoveries were primarily related to reductions in corporate income tax rates. The prior nine month period also benefitted from improved net other costs and revenue of $10.0 million due to a $22.3 million net duty recovery related to satellite receiver importations partially offset by a current period gain of $10.8 million realized on settlement of a bond forward contract.
Net income in the current quarter decreased $24.3 million compared to the second quarter of fiscal 2009 primarily due to lower income taxes in the prior period resulting from a tax recovery of $22.6 million related to reductions in corporate income tax rates. Improved service operating income before amortization of $13.9 million was offset by increased amortization and interest expense of $3.7 million and $4.7 million, respectively, and lower net other costs and revenue of $5.7 million. The lower net other costs and revenue was primarily due to a gain in the prior quarter realized on the sale of certain redundant facilities.
Funds flow from operations was $356.0 million in the third quarter compared to $311.0 million in the comparable quarter, and on a year-to-date basis was $1.00 billion compared to $901.6 million in 2008. The improvement over the comparative periods was principally due to increased service operating income before amortization.
Consolidated free cash flow for the quarter of $154.3 million compared to $81.2 million in the same period last year. The improvement was due to increased service operating income of $39.2 million and lower capital investment of $38.2 million in the current quarter. For the nine month period free cash flow was up $96.3 million over last year to $405.6 million. The year-to-date growth was principally due to increased service operating income before amortization of $105.7 million partially offset by increased capital investment of $8.8 million. The Cable division generated $109.0 million of free cash flow for the quarter compared to $44.4 million in the comparable period. The Satellite division achieved free cash flow of $45.2 million for the quarter compared to $36.7 million in the same period last year.
Coincident with the expiry of Shaw’s shelf prospectus on March 17, 2009, Shaw filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on March 11, 2009 to allow for timely access to capital markets. The shelf prospectus allows for the issue of up to an aggregate $2.5 billion of debt and equity securities over a 25 month period. On March 27, 2009 the Company closed a $600.0 million offering of 6.50% senior notes due June 2, 2014. The net proceeds are being used for debt repayment, working capital and general corporate purposes. On April 15, 2009 Shaw subsequently redeemed the Videon Cablesystems Inc. Cdn $130.0 million Senior Debentures.

Shaw Communications Inc.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit). It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.
Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net).
Commencing in 2009, for the purpose of determining free cash flow, the Company revised its calculation of capital expenditures to net proceeds on capital dispositions. Historically, the proceeds received on the sale of property, plant and equipment were not included in the free cash flow calculation as they were generally nominal. The Company expects these will be more material on a prospective basis as it commences to consolidate its operating groups at its new campus style facility in Calgary, disposes of redundant assets, and replaces various operating assets as it continues to upgrade and improve competitiveness. The definition of free cash flow is more fully described in the Company’s August 31, 2008 Annual Report on page 10.

Shaw Communications Inc.
Consolidated free cash flow is calculated as follows:

	Three months ended May 31,		Nine months ended May 31,
	2009	2008	2009	2008

($000’s Cdn)
Cable free cash flow(1)	109,021	44,411	279,985	202,813
Combined satellite free cash flow(1)	45,229	36,749	125,653	106,534

Consolidated free cash flow	154,250	81,160	405,638	309,347

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable — Financial Highlights” and “Satellite — Financial Highlights”.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2009	2008	%	2009	2008	%

($000’s Cdn)
Service revenue (third party)	669,606	607,849	10.2	1,948,519	1,755,176	11.0

Service operating income before amortization(1)	325,360	294,341	10.5	941,613	851,108	10.6
Less:
Interest expense	54,180	49,231	10.1	153,937	149,943	2.7

Cash flow before the following:	271,180	245,110	10.6	787,676	701,165	12.3

Capital expenditures and equipment costs (net):
New housing development	18,348	21,478	(14.6)	59,088	70,761	(16.5)
Success based	52,813	29,102	81.5	129,994	72,550	79.2
Upgrades and enhancement	66,576	64,181	3.7	220,095	204,044	7.9
Replacement	12,726	15,038	(15.4)	38,524	44,388	(13.2)
Buildings/other	11,696	70,900	(83.5)	59,990	106,609	(43.7)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	162,159	200,699	(19.2)	507,691	498,352	1.9

Free cash flow(1)	109,021	44,411	145.5	279,985	202,813	38.1

Operating margin	48.6%	48.4%	0.2	48.3%	48.5%	(0.2)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
Operating Highlights
•	Shaw had a record quarterly Digital gain, adding 110,810 customers. As at May 31, 2009 Digital customers totaled 1,187,183 representing 52.0% penetration of Basic compared to 40.2% penetration at August 31, 2008.
•	Digital Phone lines increased 54,633 during the quarter to 774,009 lines at May 31, 2009. The Digital Phone footprint grew in the quarter with continued launches in various smaller centres in British Columbia and Alberta.
•	Shaw added 24,625 Internet customers during the three month period to total 1,650,959 as at May 31, 2009. Internet penetration of Basic now stands at 72.3% up from 69.4% at August 31, 2008. During the quarter Shaw launched its 100Mbps service in Victoria and Winnipeg.
•	Basic customers increased 9,622 during the quarter to 2,283,526 at May 31, 2009.

Shaw Communications Inc.
Cable service revenue for the three and nine month periods of $669.6 million and $1.95 billion, respectively, was up 10.2% and 11.0% over the same periods last year. Customer growth and rate increases accounted for the improvement. Service operating income before amortization of $325.4 million and $941.6 million, respectively, increased 10.5% and 10.6% over the comparable three and nine month periods. The improvement was driven by revenue related growth partially offset by higher employee costs and other expenses, including marketing activities and equipment maintenance and support. The comparable three month period also included higher CRTC Part II fees as the Company had stopped accruing for these in October 2007 and reinstated the accrual in May 2008.
Service revenue was up $20.0 million or 3.1% over the second quarter of fiscal 2009 primarily due to customer growth and rate increases partially implemented in the current quarter. Service operating income before amortization improved $12.3 million or 3.9% over this same period due to the revenue related growth partially reduced by costs related to growth including increased marketing related activities.
Total capital investment of $162.2 million for the quarter declined $38.5 million compared to the same quarter last year. Capital investment of $507.7 million for the year-to-date period increased $9.3 million over the same period last year.
Spending in New housing development for the three and nine month periods declined $3.1 million and $11.7 million, respectively, over the same periods last year mainly due to reduced activity.
Success-based capital increased $23.7 million and $57.4 million over the comparable three and nine month periods, respectively. Both current periods had higher Digital success-based capital primarily due to increased customer activations associated with the new rental strategy. The current year-to-date period also included increased digital success based amounts related to lower customer pricing of certain equipment earlier in the year.
Investment in the Upgrades and enhancement category was up $16.1 million for the year-to-date period compared to the same period last year. The current period included higher spending on Internet projects to enhance the speed of Shaw’s various Internet offerings. The comparable nine month period included higher investment on Digital Phone capital mainly related to the expansion of softswitch and network capacity to accommodate continued growth which partially offset the increase.
Investment in Buildings and other declined $59.2 million and $46.6 million, respectively, compared to the quarter and year-to-date periods last year. The higher spend in the comparable periods was primarily due to investments in various facilities projects including the purchase of a property in Calgary adjacent to existing Company owned facilities. This property has since been used to consolidate various operating groups that were previously located in other areas of Calgary. The current quarter also benefitted from lower spending on IT related projects. The nine month period ending May 31, 2009 included proceeds on the sale of redundant facilities which was offset primarily with higher investment in IT projects to upgrade back office and customer support systems.

Shaw Communications Inc.
Subscriber Statistics

			May 31, 2009
			Three months ended		Nine months ended
				Change		Change
	May 31, 2009	August 31, 2008(1)	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,283,526	2,260,433	9,622	0.4	23,093	1.0
Penetration as % of homes passed	63.1%	63.5%
Digital customers	1,187,183	909,167	110,810	10.3	278,016	30.6

INTERNET:
Connected and scheduled	1,650,959	1,569,052	24,625	1.5	81,907	5.2
Penetration as % of basic	72.3%	69.4%
Standalone Internet not included in basic cable	231,601	214,315	1,033	0.4	17,286	8.1

DIGITAL PHONE:
Number of lines(2)	774,009	611,931	54,633	7.6	162,078	26.5

(1)	August 31, 2008 figures are restated for comparative purposes as if the acquisition of the Campbell River cable system in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.
Shaw is committed to continually upgrading its infrastructure to offer customers new and improved services. The Company has continued to roll-out Digital simulcast, adding approximately 300,000 additional homes this year, and is now digital simulcasting in approximately 95% of its footprint. During the quarter the Company launched a number of new digital offerings including the Star Trek series and UFC content on Shaw VOD, continuing to expand the variety of affordable entertainment available in the customers own home. Digital subscriber growth continued with the momentum gained earlier in the year adding over 110,000 customers, a record quarterly gain. As at May 31, 2009, Digital penetration of Basic stands at 52.0% compared to 40.2% at August 31, 2008. Shaw now has almost 500,000 HD capable customers.
Internet speed increases of 50 per cent or greater were implemented during the previous quarter as well as a new 100 Mbps service, High-Speed Nitro, using DOCSIS 3.0 technology. During the current quarter the new 100 Mbps service was rolled out in Winnipeg and Victoria.
Shaw’s Digital Phone footprint continued to expand during the quarter with launches in various smaller centres in British Columbia, including Lumby, Falkland and Aspen Park, and in Alberta, including Morinville and Namao. Since the launch of Shaw Digital Phone in Calgary just over 4 years ago the Company has expanded the range of service offerings to meet the needs of a variety of customers and penetration of Digital Phone lines now stands at over 36% of Basic customers who have the service available to them.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2009	2008	%	2009	2008	%

($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	170,047	161,619	5.2	503,907	477,182	5.6
Satellite Services	21,729	22,681	(4.2)	65,568	66,801	(1.8)

	191,776	184,300	4.1	569,475	543,983	4.7

Service operating income before amortization(1)
DTH (Star Choice)	58,298	49,531	17.7	167,813	151,003	11.1
Satellite Services	11,612	12,217	(5.0)	34,996	36,598	(4.4)

	69,910	61,748	13.2	202,809	187,601	8.1

Less:
Interest expense(2)	6,564	7,220	(9.1)	19,688	23,037	(14.5)

Cash flow before the following:	63,346	54,528	16.2	183,121	164,564	11.3

Capital expenditures and equipment costs (net):
Success based(3)	15,835	16,134	(1.9)	52,703	53,988	(2.4)
Transponders and other	2,282	1,645	38.7	4,765	4,042	17.9

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	18,117	17,779	1.9	57,468	58,030	(1.0)

Free cash flow(1)	45,229	36,749	23.1	125,653	106,534	17.9

Operating Margin	36.5%	33.5%	3.0	35.6%	34.5%	1.1

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Shaw Direct.
(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.
Operating Highlights
•	Free cash flow of $45.2 million for the quarter compares to $36.7 million in the same period last year.
•	During the quarter Shaw Direct added 1,580 customers and as at May 31, 2009 DTH customers now total 898,213.
Service revenue of $191.8 million and $569.5 million for the three and nine month periods, respectively, was up 4.1% and 4.7% over the same periods last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization improved 13.2% and 8.1% over the comparable three and nine month periods respectively, to $69.9 million and $202.8 million. The increase was mainly due to the revenue related growth partially offset by costs to support customer service and growth. The comparable quarter also included higher CRTC Part II fees as the Company had stopped accruing for these in October 2007 and reinstated the accrual in May 2008.
Service operating income before amortization improved 2.4% over the second quarter. The increase was mainly due to customer growth and rate increases.

Shaw Communications Inc.
Total capital investment of $18.1 million and $57.5 million for the quarter and year-to-date periods, respectively, were comparable to the prior year spends of $17.8 million and $58.0 million, respectively.
During the quarter Star Choice changed its name to Shaw Direct, strengthening the Shaw name from coast to coast and building on the Shaw brand extension in 2007 to include Shaw Tracking, Shaw Business Solutions and Shaw Broadcast Services.
Shaw Direct added Golf HD during the quarter to its HD channel line up and now offers a total of 53 HD services to over 300,000 HD customers.
Subscriber Statistics

May 31, 2009
			Three months ended		Nine months ended
				Change		Change
	May 31, 2009	August 31, 2008	Growth	%	Growth	%

DTH customers (1)	898,213	892,528	1,580	0.2	5,685	0.6

(1)	Including seasonal customers who temporarily suspend their service.
OTHER INCOME AND EXPENSE ITEMS
Amortization

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2009	2008	%	2009	2008	%

($000’s Cdn)
Amortization revenue (expense) —
Deferred IRU revenue	3,137	3,137	—	9,410	9,410	—
Deferred equipment revenue	33,341	32,463	2.7	100,319	93,567	7.2
Deferred equipment costs	(62,674)	(57,210)	9.6	(186,065)	(169,549)	9.7
Deferred charges	(256)	(256)	—	(768)	(768)	—
Property, plant and equipment	(120,387)	(102,981)	16.9	(347,971)	(310,104)	12.2

The increase in amortization of deferred equipment revenue and deferred equipment costs over the comparative periods is primarily due to continued growth in sales of higher priced HD digital equipment up to February 2009. During the current quarter, the Company launched a new HD digital rental program as part of its focus on growing the HD customer base.
Amortization of property, plant and equipment increased over the comparable periods as the amortization of capital expenditures incurred in fiscal 2008 and 2009 exceeded the impact of assets that became fully depreciated.

Shaw Communications Inc.
Amortization of financing costs and Interest expense

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2009	2008	%	2009	2008	%

($000’s Cdn)
Amortization of financing costs — long-term debt	1,026	882	16.3	2,918	2,745	6.3
Interest expense — debt	61,083	56,798	7.5	174,647	174,025	0.4

Interest expense increased over the comparative quarter as a result of a higher average debt level.
Debt retirement costs
During the current quarter, the Company redeemed the Videon CableSystems Inc. Cdn $130 million Senior Debentures. In connection with the early redemption, the Company incurred costs of $9.2 million and wrote-off the remaining unamortized fair value adjustment of $0.9 million. The Company used part of the proceeds from its $600 million Senior notes issuance to fund the redemption.
The debt retirement costs in the prior year were in relation to the early redemption of the Cdn $100 million 8.54% COPrS in January 2008.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In addition, the current nine month period includes a gain of $10.8 million on cancellation of a bond forward contract while the prior year-to-date period includes a net customs duty recovery of $22.3 million related to satellite receiver importations in prior years.
Future income taxes
Future income taxes fluctuated over the comparative periods due to income tax recoveries primarily in respect of reductions in the enacted corporate income tax rates.

Shaw Communications Inc.
RISKS AND UNCERTAINTIES
The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2008 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:
Impact of Regulation — Potential for New or Increased Fees
On June 4, 2009 the CRTC released its decision in the New Media hearing and determined the new media exemption order would be maintained and no fees would be imposed on the revenues of Internet Service Providers at this time.
The CRTC is currently considering the appropriate level of contribution by a BDU to fund the new Local Programming Improvement Fund (“LPIF”). Any determined level of contribution to the LPIF will increase Shaw’s costs.
FINANCIAL POSITION
Total assets at May 31, 2009 were $8.8 billion compared to $8.4 billion at August 31, 2008. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2008.
Current assets increased $279.1 million due to increases in cash and short-term securities of $365.0 million, accounts receivable of $12.3 million and inventories of $13.3 million partially offset by a decrease in future income taxes of $115.0 million. Cash and short-term securities were up due to excess funds from the $600 million Senior note issuance in the quarter. Inventories increased due to timing of equipment purchases while accounts receivable were up due to subscriber growth and rate increases. Future income taxes declined due to the use of non-capital loss carryforwards.
Property, plant and equipment increased $152.9 million as current year capital investment exceeded amortization.
Broadcast rights increased $40.1 million due to the acquisition of the Campbell River cable system in British Columbia.
Current liabilities (excluding current portion of long-term debt and derivative instruments) decreased $159.1 million due to decreases in bank indebtedness of $44.2 million and accounts payable of $118.3 million. Accounts payable and accrued liabilities declined due to funding the remaining amount owing in respect of wireless spectrum licenses partially offset by an increase in trade payables.
Total long-term debt increased $439.0 million as a result of $593.6 million in net proceeds on the Senior note issuance and an increase of $28.7 million relating to the translation of hedged US denominated debt partially offset by the early redemption of the Videon CableSystems Inc. Cdn $130 million Senior Debentures and repayment of bank borrowings of $55.0 million. The current portion of long-term debt increased due to the US $440 million Senior notes due in April 2010.

Shaw Communications Inc.
Other long-term liability was higher due to the current year defined benefit pension plan expense.
Derivative instruments (including current portion) decreased $40.8 million of which $28.7 million was in respect of the foreign exchange gain on the notional amounts of the derivatives relating to hedges on long-term debt. Current derivative instruments increased by $176.2 million primarily due to the cross-currency interest rate exchange agreement in respect of the aforementioned US $440 million Senior notes due in April 2010.
Deferred credits decreased $13.5 million mainly due to the amortization of deferred IRU revenue of $9.4 million.
Future income taxes increased $29.4 million due to the current year future income tax expense partially offset by an income tax recovery related to reductions in corporate income tax rates.
Share capital increased by $46.0 million primarily due to the issuance of 3,234,943 Class B Non-Voting Shares under the Company’s option plans for $54.5 million partially offset by the repurchase of 1,683,000 Class B Non-Voting Shares for $33.6 million of which $8.6 million reduced stated share capital and $25.0 million was charged against retained earnings. As of June 15, 2009, share capital is as reported at May 31, 2009 with the exception of the issuance of 45,060 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive loss decreased due to a decline in the unrealized losses on derivative instruments related to US denominated long-term debt and the realized gains on cancellation of certain US dollar forward purchase contracts in respect of capital expenditures and equipment costs.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $405.6 million of consolidated free cash flow. Shaw used its free cash flow along with net proceeds of $593.6 million from its Senior notes offering, proceeds on cancellation of US dollar forward purchase contracts and a bond forward contract of $24.1 million, proceeds on issuance of Class B Non-Voting Shares of $52.9 million and other net items of $12.0 million to redeem the Videon CableSystems Inc. Cdn $130 million Senior Debentures, purchase $33.6 million of Class B Non-Voting Shares for cancellation, repay debt and bank indebtedness of $99.2 million, pay common share dividends of $261.6 million, fund the final cash payment of $152.5 million related to deposits on wireless spectrum licenses and purchase the Campbell River cable system for $46.3 million. The remaining $365.0 million was held in cash and short-term securities.
To allow for timely access to capital markets, Shaw filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on March 11, 2009. The shelf prospectus allows for the issue of up to an aggregate $2.5 billion of debt and equity securities over a 25 month period. Pursuant to this shelf prospectus, on March 27, 2009, Shaw issued $600 million of Senior notes at a rate of 6.50% due June 2, 2014. Net proceeds (after issue and underwriting expenses) of

Shaw Communications Inc.
$593.6 million are being used for debt repayment, working capital and general corporate purposes. Excess funds are being held in cash and short-term securities.
On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009. During the first quarter, the Company repurchased 1,683,000 Class B Non-Voting Shares for $33.6 million. No shares were repurchased during the second or third quarters.
At May 31, 2009, Shaw held $365.0 million in cash and short-term securities and had access to $1 billion of available credit facilities. Based on cash balances, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2009	2008	%	2009	2008	%

($000’s Cdn)
Funds flow from operations	356,046	310,984	14.5	1,002,521	901,619	11.2
Net decrease (increase) in non-cash working capital balances related to operations	(27,955)	(2,763)	>100	28,166	(6,489)	>100

	328,091	308,221	6.4	1,030,687	895,130	15.1

Funds flow from operations increased over comparative periods primarily due to growth in service operating income before amortization. The net change in non-cash working capital balances over the comparative periods is due to timing of payment of accounts payable and accrued liabilities.
Investing Activities

	Three months ended May 31,			Nine months ended May 31,
	2009	2008	Decrease	2009	2008	Increase

($000’s Cdn)
Cash flow used in investing activities	(201,292)	(216,852)	15,560	(788,927)	(515,199)	(273,728)

The cash used in investing activities decreased over the comparable quarter due to lower cash outlays for capital expenditures. On a year-to-date basis, the cash used in investing activities was up primarily due to the final cash outlay in respect of deposits for the wireless spectrum licenses, the acquisition of the Campbell River cable system and higher cash outlays for capital expenditures partially offset by increased proceeds on disposal of property, plant and equipment. In addition, the current nine month period benefitted from proceeds on cancellation of certain US dollar forward purchase contracts while the prior year benefitted from a customs duty recovery on equipment costs.

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
	2009	2008	2009	2008

(In $millions Cdn)
Bank loans and bank indebtedness — net borrowings (repayments)	(128.9)	(18.5)	(99.2)	89.2
Net proceeds on issuance of Cdn $600 million 6.50% Senior notes	593.6	—	593.6	—
Redemption of Videon CableSystems Inc. 8.15% Senior Debentures	(130.0)	—	(130.0)	—
Repayment of senior unsecured notes	—	—	—	(296.8)
Redemption of Cdn 8.54% Series B COPrS	—	—	—	(100.0)
Dividends	(90.3)	(77.6)	(261.6)	(226.5)
Repayment of Partnership debt	(0.1)	(0.1)	(0.4)	(0.3)
Debt retirement costs	(9.2)	—	(9.2)	(4.3)
Issue of Class B Non-Voting Shares	3.2	4.8	52.9	25.5
Purchase of Class B Non-Voting Shares for cancellation	—	—	(33.6)	(32.0)
Proceeds on cancellation of bond forward contract	—	—	10.8	—

	238.3	(91.4)	123.3	(545.2)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating		Basic and	Funds flow
	Service	income before		diluted earnings	from
	revenue	amortization(1)	Net income	per share	operations(2)

($000’s Cdn except per share amounts)
2009
Third	861,382	395,270	131,945	0.31	356,046
Second	839,144	381,355	156,229	0.36	334,508
First	817,468	367,797	123,077	0.29	311,967
2008
Fourth	805,700	369,527	132,378	0.31	321,276
Third	792,149	356,089	128,113	0.30	310,984
Second	763,182	349,711	298,848	0.69	304,293
First	743,828	332,909	112,223	0.26	286,342

2007
Fourth	715,471	326,052	135,932	0.31	272,545

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has fluctuated quarter-over-quarter primarily as a result of the growth in service operating income before amortization described above, the impact of the net change in non-operating items such as

Shaw Communications Inc.
other gains and debt retirement costs and the impact of corporate income tax rate reductions. Net income declined by $23.7 million in the first quarter of 2008, by $170.7 million in the third quarter of 2008 and by $24.3 million in the third quarter of 2009 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $35.5 million, $188.0 and $22.6 million to net income in the fourth quarter of 2007 and second quarters of 2008 and 2009, respectively. The decline related to income taxes in the first quarter of 2008 was partially offset by a net customs duty recovery of $22.3 million in respect of satellite receiver importations in prior years. The decline in net income in the first quarter of 2009 of $9.3 million is mainly due to an increase in amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2008 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were several new accounting policies that the Company was required to adopt in fiscal 2009 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.
Inventories
Effective September 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The application of this standard had no impact on the Company’s consolidated financial statements.
Capital disclosures
Effective September 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This standard requires the Company to disclose information that enables financial statement users to evaluate the Company’s objectives, policies and processes for managing capital.
Financial instruments
Effective September 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation”. These standards require disclosure that enables financial statement users to evaluate and understand the significance of financial instruments for the Company’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.

Shaw Communications Inc.
In January 2009, the CICA issued EIC-173 “Credit risk and the fair value of financial assets and liabilities”, which requires the Company take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 during the second quarter had no impact on the Company’s consolidated financial statements as credit adjusted fair values had already been used.
Recent accounting pronouncements:
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards would require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company is assessing the potential impacts of transition to IFRS and developing its plan accordingly.
2009 GUIDANCE
The Company’s preliminary view with respect to 2009 guidance was provided coincident with the release of its fourth quarter 2008 results on October 23, 2008. It called for service operating income before amortization in the Cable division to increase approximately 10%, modest growth in the Satellite division, and free cash flow of at least $500 million. There are no revisions to the guidance at this time.
Certain important assumptions for 2009 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; cash income taxes to be paid or payable in 2009; and a stable regulatory fee and rate environment, with CRTC Part II fees payable. While the Company does anticipate weakening economic conditions in Western Canada, it does not see any material changes to its business at this time.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths,

Shaw Communications Inc.
goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)

[thousands of Canadian dollars]	May 31, 2009	August 31, 2008

ASSETS
Current
Cash and cash equivalents	165,963	—
Short-term securities	199,084	—
Accounts receivable	200,480	188,145
Inventories	65,033	51,774
Prepaids and other	30,790	27,328
Future income taxes	22,265	137,220

	683,615	404,467
Investments and other assets	197,618	197,979
Property, plant and equipment	2,769,439	2,616,500
Deferred charges	272,732	274,666
Intangibles
Broadcast rights	4,816,153	4,776,078
Goodwill	88,111	88,111

	8,827,668	8,357,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 4]	—	44,201
Accounts payable and accrued liabilities	537,471	655,756
Income taxes payable	2,041	2,446
Unearned revenue	128,175	124,384
Current portion of long-term debt [note 4]	480,038	509
Derivative instruments	177,501	1,349

	1,325,226	828,645
Long-term debt [note 4]	2,666,044	2,706,534
Other long-term liability [note 9]	98,451	78,912
Derivative instruments	301,926	518,856
Deferred credits	674,365	687,836
Future income taxes	1,311,268	1,281,826

	6,377,280	6,102,609

Shareholders’ equity
Share capital [note 5]	2,109,398	2,063,431
Contributed surplus [note 5]	33,838	23,027
Retained earnings	351,069	226,408
Accumulated other comprehensive loss [note 7]	(43,917)	(57,674)

	2,450,388	2,255,192

	8,827,668	8,357,801

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS (DEFICIT)
(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars except per share amounts]	2009	2008	2009	2008

Service revenue [note 2]	861,382	792,149	2,517,994	2,299,159
Operating, general and administrative expenses	466,112	436,060	1,373,572	1,260,450

Service operating income before amortization [note 2]	395,270	356,089	1,144,422	1,038,709
Amortization:
Deferred IRU revenue	3,137	3,137	9,410	9,410
Deferred equipment revenue	33,341	32,463	100,319	93,567
Deferred equipment costs	(62,674)	(57,210)	(186,065)	(169,549)
Deferred charges	(256)	(256)	(768)	(768)
Property, plant and equipment	(120,387)	(102,981)	(347,971)	(310,104)

Operating income	248,431	231,242	719,347	661,265
Amortization of financing costs — long-term debt	(1,026)	(882)	(2,918)	(2,745)
Interest expense — debt [note 2]	(61,083)	(56,798)	(174,647)	(174,025)

	186,322	173,562	541,782	484,495
Debt retirement costs	(8,255)	—	(8,255)	(5,264)
Other gains	9,822	233	18,816	25,751

Income before income taxes	187,889	173,795	552,343	504,982
Future income tax expense (recovery)	55,832	45,612	140,993	(34,208)

Income before the following	132,057	128,183	411,350	539,190
Equity loss on investee	(112)	(70)	(99)	(6)

Net income	131,945	128,113	411,251	539,184
Retained earnings (deficit), beginning of period	309,384	172,403	226,408	(68,132)
Adjustment for adoption of new accounting policy	—	—	—	1,754
Reduction on Class B Non-Voting Shares purchased for cancellation [note 5]	—	—	(25,017)	(23,336)
Dividends — Class A Shares and Class B Non-Voting Shares	(90,260)	(77,568)	(261,573)	(226,522)

Retained earnings, end of period	351,069	222,948	351,069	222,948

Earnings per share [note 6]
Basic	0.31	0.30	0.96	1.25
Diluted	0.31	0.30	0.95	1.24

[thousands of shares]
Weighted average participating shares outstanding during period	429,877	431,010	428,828	431,533
Participating shares outstanding, end of period	429,985	431,189	429,985	431,189

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars]	2009	2008	2009	2008

Net income	131,945	128,113	411,251	539,184

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	(167,756)	(17,186)	20,033	(94,896)
Realized gains on cancellation of forward purchase contracts	—	—	9,314	—
Adjustment for hedged items recognized in the period	2,960	12,862	8,983	34,052
Reclassification of foreign exchange loss (gain) on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	149,610	(7,112)	(24,603)	52,266
Unrealized foreign exchange gain (loss) on translation of self- sustaining foreign operations	(83)	4	30	(28)

	(15,269)	(11,432)	13,757	(8,606)

Comprehensive income	116,676	116,681	425,008	530,578

Accumulated other comprehensive income (loss), beginning of period	(28,648)	(54,089)	(57,674)	312
Adjustment for adoption of new accounting policy	—	—	—	(57,227)
Other comprehensive income	(15,269)	(11,432)	13,757	(8,606)

Accumulated other comprehensive loss, end of period	(43,917)	(65,521)	(43,917)	(65,521)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars]	2009	2008	2009	2008

OPERATING ACTIVITIES [note 8]
Funds flow from operations	356,046	310,984	1,002,521	901,619
Net decrease (increase) in non-cash working capital balances related to operations	(27,955)	(2,763)	28,166	(6,489)

	328,091	308,221	1,030,687	895,130

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(178,491)	(192,965)	(520,195)	(453,763)
Additions to equipment costs (net) [note 2]	(22,350)	(29,981)	(91,903)	(87,464)
Net customs duty recovery on equipment costs	—	—	—	22,267
Proceeds on cancellation of US forward purchase contracts	—	—	13,384	—
Net reduction (addition) to inventories	(708)	6,060	(13,259)	3,366
Deposits on wireless spectrum licenses	—	—	(152,465)	—
Cable business acquisitions [note 3]	66	—	(46,300)	—
Proceeds on disposal of property, plant and equipment [note 2]	191	34	21,811	395

	(201,292)	(216,852)	(788,927)	(515,199)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(13,827)	1,561	(44,201)	39,191
Increase in long-term debt	593,540	50,000	835,155	220,000
Long-term debt repayments	(245,128)	(70,121)	(426,993)	(567,116)
Proceeds on cancellation of bond forward contract	—	—	10,757	—
Debt retirement costs	(9,161)	—	(9,161)	(4,272)
Issue of Class B Non-Voting Shares [note 5]	3,158	4,756	52,853	25,543
Purchase of Class B Non-Voting Shares for cancellation [note 5]	—	—	(33,574)	(32,038)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(90,260)	(77,568)	(261,573)	(226,522)

	238,322	(91,372)	123,263	(545,214)

Effect of currency translation on cash balances and cash flows	(74)	3	24	(27)

Increase (decrease) in cash	365,047	—	365,047	(165,310)
Cash, beginning of the period	—	—	—	165,310

Cash, end of the period	365,047	—	365,047	—

Cash includes cash, cash equivalents and short-term securities
     S.CONTSee accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2008.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent accounting pronouncements
Inventories
Effective September 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The application of this standard had no impact on the Company’s consolidated financial statements.
Capital disclosures
Effective September 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This standard requires the Company to disclose information that enables financial statement users to evaluate the Company’s objectives, policies and processes for managing capital. The new disclosures are included in note 10.
Financial instruments
Effective September 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation”. These standards require disclosure that enables financial statement users to evaluate and understand the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The new disclosures are included in note 11.
In January 2009, the CICA issued EIC-173 “Credit risk and the fair value of financial assets and liabilities”, which requires the Company take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 during the second quarter had no impact on the Company’s consolidated financial statements as credit adjusted fair values had already been used.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards would require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company is assessing the potential impacts of transition to IFRS and developing its plan accordingly.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
2.     BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Shaw Direct); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended May 31,		Nine months ended May 31,
	2009	2008	2009	2008
	$	$	$	$

Service revenue
Cable	670,977	608,802	1,952,142	1,757,996
DTH	172,639	164,812	512,223	484,870
Satellite Services	22,604	23,556	68,193	69,426

Inter segment –	866,220	797,170	2,532,558	2,312,292
Cable	(1,371)	(953)	(3,623)	(2,820)
DTH	(2,592)	(3,193)	(8,316)	(7,688)
Satellite Services	(875)	(875)	(2,625)	(2,625)

	861,382	792,149	2,517,994	2,299,159

Service operating income before amortization
Cable	325,360	294,341	941,613	851,108
DTH	58,298	49,531	167,813	151,003
Satellite Services	11,612	12,217	34,996	36,598

	395,270	356,089	1,144,422	1,038,709

Interest(1)
Cable	54,180	49,231	153,937	149,943
DTH and Satellite Services	6,564	7,220	19,688	23,037
Burrard Landing Lot 2 Holdings Partnership	339	347	1,022	1,045

	61,083	56,798	174,647	174,025

(1)	The Company reports interest on a segmented basis for Cable and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2009	2008	2009	2008
	$	$	$	$

Capital expenditures accrual basis
Cable	153,517	123,403	426,381	382,551
Corporate	6,877	64,307	53,735	84,879

Sub-total Cable including corporate	160,394	187,710	480,116	467,430
Satellite (net of equipment profit)	1,547	787	2,508	1,488

	161,941	188,497	482,624	468,918

Equipment costs (net of revenue received)
Cable	1,765	12,989	27,575	30,922
Satellite	16,570	16,992	54,960	56,542

	18,335	29,981	82,535	87,464

Capital expenditures and equipment costs (net)
Cable	162,159	200,699	507,691	498,352
Satellite	18,117	17,779	57,468	58,030

	180,276	218,478	565,159	556,382

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	178,491	192,965	520,195	453,763
Additions to equipment costs (net)	22,350	29,981	91,903	87,464

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	200,841	222,946	612,098	541,227
Increase (decrease) in working capital related to capital expenditures	(15,491)	(3,548)	(13,206)	17,809
Less: Realized gains on cancellation of US dollar forward purchase contracts(1)	(4,015)	—	(9,368)	—
Less: Proceeds on disposal of property, plant and equipment	(191)	—	(21,811)	—
Less: Satellite equipment profit(2)	(868)	(920)	(2,554)	(2,654)

Total capital expenditures and equipment costs (net) reported by segments	180,276	218,478	565,159	556,382

(1)	During the first quarter, the Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains are included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets are recognized.

(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	May 31, 2009
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,571,166	857,613	506,872	7,935,651

Corporate assets				892,017

Total assets				8,827,668

	August 31, 2008
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,465,183	869,710	523,736	7,858,629

Corporate assets				499,172

Total assets				8,357,801

3.     BUSINESS ACQUISITIONS
A summary of net assets acquired on the Campbell River cable business acquisition, accounted for as a purchase, is as follows:

$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	6,825
Broadcast rights	40,075

46,900
Working capital deficiency	(600)

Cash purchase price	46,300

During the second quarter, the Company received CRTC approval for the purchase of the Campbell River cable system in British Columbia which serves approximately 12,000 basic subscribers. The acquisition was effective February 1, 2009 and results of operations have been included from that date.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
4.     LONG-TERM DEBT

		May 31, 2009			August 31, 2008
		Translated	Adjustment			Adjustment for
		at period	for hedged	Long-term	Translated	hedged	Long-term
	Effective	end	debt and	debt	at year	debt and	debt
	interest	exchange	finance	repayable at	end exchange	finance	repayable
	rates	rate(1)	costs(1)(2)	maturity	rate(1)	costs(1)(2)	at maturity
	%	$	$	$	$	$	$

Corporate
Bank loans(3)	Variable	—	—	—	55,000	—	55,000
Senior notes –
Cdn $600,000 6.50% due June 2, 2014(4)	6.56	593,650	6,350	600,000	—	—	—
Cdn $400,000 5.70% due March 2, 2017	5.72	395,534	4,466	400,000	395,196	4,804	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	446,626	3,374	450,000	445,997	4,003	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	291,754	8,246	300,000	291,059	8,941	300,000
US $440,000 8.25% due April 11, 2010	7.88	479,505	163,115	642,620	465,711	176,909	642,620
US $225,000 7.25% due April 6, 2011	7.68	244,782	111,056	355,838	237,781	118,057	355,838
US $300,000 7.20% due December 15, 2011	7.61	326,425	150,425	476,850	317,222	159,628	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	346,206	3,794	350,000	345,685	4,315	350,000

		3,124,482	450,826	3,575,308	2,553,651	476,657	3,030,308

Other subsidiaries and entities
Videon CableSystems Inc. –
Cdn $130,000 Senior Debentures Series “A” 8.15% due April 26, 2010(4)	7.63	—	—	—	131,429	(1,429)	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	21,600	105	21,705	21,963	120	22,083

		21,600	105	21,705	153,392	(1,309)	152,083

Total consolidated debt		3,146,082	450,931	3,597,013	2,707,043	475,348	3,182,391
Less current portion(5)		480,038	163,115	643,153	509	—	509

		2,666,044	287,816	2,953,860	2,706,534	475,348	3,181,882

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs, fair value adjustment on debt and bond forward proceeds of $29,113 (August 31, 2008 — $24,870).
(2)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $421,818 (August 31, 2008 — $450,478) representing a corresponding amount in derivative instruments. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.
(3)	Availabilities under banking facilities are as follows at May 31, 2009:

			Operating
	Total	Bank loans(a)(b)	credit facilities(a)
	$	$	$

Total facilities	1,050,000	1,000,000	50,000
Letters of credit	627	—	627

	1,049,373	1,000,000	49,373

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.
(b)	The $1 billion revolving credit facility is due May 31, 2012 and is unsecured and ranks pari passu with the senior unsecured notes.
(4)	On March 27, 2009, the Company issued $600,000 of senior notes at a rate of 6.50%. The effective rate is 6.56% due to the discount on issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium. A portion of the proceeds was used to redeem the Videon CableSystems Inc. $130,000 Senior Debentures on April 15, 2009.
(5)	Current portion of long-term debt includes the US $440,000 Senior notes due April 11, 2010 and the amount due within one year on the Partnership’s mortgage bonds.
5.     SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the nine months ended May 31, 2009 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2008	22,550,064	2,471	405,882,652	2,060,960
Class A Share conversions	(30,000)	(3)	30,000	3
Issued upon stock option plan exercises	—	—	3,234,943	54,524
Purchase of shares for cancellation	—	—	(1,683,000)	(8,557)

May 31, 2009	22,520,064	2,468	407,464,595	2,106,930

Purchase of shares for cancellation
During the nine months ended May 31, 2009, the Company purchased 1,683,000 Class B Non-Voting Shares for cancellation for $33,574 of which $8,557 reduced the stated capital of the Class B Non-Voting Shares and $25,017 was charged against retained earnings.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. For all options granted up to May 31, 2009, twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. During the second quarter, the plan was amended to increase the maximum number of Class B Non-Voting Shares issuable under the plan by 20,000,000 to 52,000,000. To date 10,988,429 Class B Non-Voting Shares have been issued under the plan. During the nine months ended May 31, 2009, 3,234,943 options were exercised for $52,853.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
The changes in options for the nine months ended May 31, 2009 are as follows:

		Weighted average
		exercise price
	Number	$

Outstanding, beginning of period	23,963,771	19.77
Granted	133,000	22.06
Forfeited	(921,100)	20.75
Exercised	(3,234,943)	16.34

Outstanding, end of period	19,940,728	20.30

The following table summarizes information about the options outstanding at May 31, 2009:

	Number	Weighted		Number
	outstanding	average	Weighted	exercisable	Weighted
	at	remaining	average	at	average
Range of prices	May 31, 2009	contractual life	exercise price	May 31, 2009	exercise price

$8.69	20,000	4.39	$8.69	20,000	$8.69
$14.85 - $22.27	11,667,728	5.59	$17.39	7,438,984	$16.72
$22.28 - $26.20	8,253,000	8.26	$24.44	2,053,375	$24.45

The weighted average estimated fair value at the date of the grant for common share options granted was $nil per option (2008 — $3.27 per option) and $3.78 per option (2008 — $5.26 per option) for the three and nine-months ended, respectively. No options were granted during the current quarter. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended May 31,		Nine months ended May 31,
	2009	2008	2009	2008

Dividend yield	—	3.76%	3.73%	2.80%
Risk-free interest rate	—	3.59%	2.66%	4.40%
Expected life of options	—	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	—	23.8%	25.7%	24.5%

Contributed surplus
The changes in contributed surplus are as follows:

Nine months ended
May 31, 2009
$

Balance, beginning of period	23,027
Stock-based compensation	12,482
Stock options exercised	(1,671)

Balance, end of period	33,838

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
6.     EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2009	2008	2009	2008

Numerator for basic and diluted earnings per share ($)
Net income	131,945	128,113	411,251	539,184

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	429,877	431,010	428,828	431,533
Effect of dilutive securities	1,044	1,854	1,860	2,848

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	430,921	432,864	430,688	434,381

Earnings per share ($)
Basic	0.31	0.30	0.96	1.25
Diluted	0.31	0.30	0.95	1.24

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
7.     OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the nine months ended May 31, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	23,656	(3,623)	20,033
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	8,765	218	8,983
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(28,660)	4,057	(24,603)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	30	—	30

	17,175	(3,418)	13,757

Components of other comprehensive income (loss) and the related income tax effects for the three months ended May 31, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(196,245)	28,489	(167,756)
Adjustment for hedged items recognized in the period	2,688	272	2,960
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	174,280	(24,670)	149,610
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(83)	—	(83)

	(19,360)	4,091	(15,269)

Components of other comprehensive income (loss) and the related income tax effects for the nine months ended May 31, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(112,138)	17,242	(94,896)
Adjustment for hedged items recognized in the period	42,045	(7,993)	34,052
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	60,989	(8,723)	52,266
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(28)	—	(28)

	(9,132)	526	(8,606)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Components of other comprehensive income (loss) and the related income tax effects for the three months ended May 31, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(19,938)	2,752	(17,186)
Adjustment for hedged items recognized in the period	15,703	(2,841)	12,862
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(8,299)	1,187	(7,112)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	4	—	4

	(12,530)	1,098	(11,432)

Accumulated other comprehensive income (loss) is comprised of the following:

	May 31, 2009	August 31, 2008
	$	$

Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	349	319
Fair value of derivatives	(44,266)	(57,993)

	(43,917)	(57,674)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
8.	STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended May 31,		Nine months ended May 31,
	2009	2008	2009	2008
	$	$	$	$

Net income	131,945	128,113	411,251	539,184
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,137)	(9,410)	(9,410)
Deferred equipment revenue	(33,341)	(32,463)	(100,319)	(93,567)
Deferred equipment costs	62,674	57,210	186,065	169,549
Deferred charges	256	256	768	768
Property, plant and equipment	120,387	102,981	347,971	310,104
Financing costs — long-term debt	1,026	882	2,918	2,745
Future income tax expense (recovery)	55,832	45,612	140,993	(34,208)
Equity loss on investee	112	70	99	6
Debt retirement costs	8,255	—	8,255	5,264
Stock-based compensation	4,151	4,256	12,482	12,475
Defined benefit pension plan	6,513	5,517	19,539	16,551
Net customs duty recovery on equipment costs	—	—	—	(22,267)
Gain on cancellation of bond forward	—	—	(10,757)	—
Other	1,373	1,687	(7,334)	4,425

Funds flow from operations	356,046	310,984	1,002,521	901,619

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended May 31,		Nine months ended May 31,
	2009	2008	2009	2008
	$	$	$	$

Accounts receivable	(421)	(3,084)	(11,715)	(20,884)
Prepaids and other	1,463	(3,015)	(11,158)	(4,815)
Accounts payable and accrued liabilities	(28,954)	(711)	47,416	11,909
Income taxes payable	(53)	61	(405)	(54)
Unearned revenue	10	3,986	4,028	7,355

	(27,955)	(2,763)	28,166	(6,489)

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2009	2008	2009	2008
	$	$	$	$

Interest	91,684	92,946	205,889	221,980
Income taxes	85	(62)	401	59

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
9.	OTHER LONG-TERM LIABILITY
Other long-term liability is the long-term portion of the Company’s defined benefit pension plan. The total benefit costs expensed under the Company’s defined benefit pension were $6,875 (2008 - $5,879) and $20,625 (2008 — $17,637) for the three and nine months ended May 31, 2009, respectively.
10.	CAPITAL STRUCTURE MANAGEMENT
The Company’s objectives when managing capital are:
(i)	to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.
The Company defines capital as comprising all components of shareholders’ equity (other than amounts in accumulated other comprehensive loss), long-term debt (including the current portion thereof), and bank indebtedness less cash and cash equivalents and short-term securities.

	May 31, 2009	August 31, 2008

Bank indebtedness	—	44,201
Cash and cash equivalents	(165,963)	—
Short-term securities	(199,084)	—
Long-term debt repayable at maturity	3,597,013	3,182,391
Share capital	2,109,398	2,063,431
Contributed surplus	33,838	23,027
Retained earnings	351,069	226,408

	5,726,271	5,539,458

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.
On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009.
The Company’s banking facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow and operating cash flow to fixed charges. At May 31, 2009, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.
During the nine months ended May 31, 2009, the Company’s overall capital structure management strategy was unchanged from the year ended August 31, 2008.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Financial Instruments
The fair value of financial instruments has been determined as follows:
a)	The carrying value of financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature.

b)	The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on US bank base and LIBOR rates.

c)	The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

d)	The carrying value of investments and other assets approximates their fair value. Certain private investments where market value is not readily determinable are carried at cost.

e)	The fair value of cross-currency interest exchange agreements and US currency contracts is determined using an estimated credit-adjusted mark-to-market valuation.
The carrying values and estimated fair values of long-term debt and all derivative financial instrument liabilities are as follows:

	May 31, 2009		August 31, 2008
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	$	$	$	$

Long-term debt	3,146,082	3,232,514	2,707,043	2,743,250

Derivative financial instruments —
Cross-currency interest rate exchange agreements	473,757	473,757	513,385	513,385
US currency forward purchase contracts	5,670	5,670	6,820	6,820

	3,625,509	3,711,941	3,227,248	3,263,455

The maturity dates for derivative financial instruments related to long-term debt are as outlined in note 4. US currency purchase contracts related to capital expenditures mature at various dates during fiscal 2009 and 2010.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Risk management
The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.
Currency risk
As the Company has grown it has accessed US capital markets for a portion of its borrowings. Since the Company’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its US dollar denominated debt. The Company utilizes cross-currency swaps, where appropriate, to hedge its exposures on US dollar denominated debenture indebtedness. As at May 31, 2009, 100% of the Company’s US dollar denominated debt maturities were hedged.
In addition, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2009, the Company has entered into forward contracts to purchase US $58,296 over a period of 12 months commencing in September 2008 at an average exchange rate of 1.2050 Cdn.
Interest rate risk
Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are banking facilities and various Canadian and US denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in note 4.
Interest on the Company’s banking facilities is based on floating rates, while the senior notes and debentures are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at May 31, 2009, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.
Market risk
Net income and other comprehensive income for the nine months ended May 31, 2009 could have varied if the Canadian dollar to US dollar foreign exchange rates or market interest rates varied by reasonably possible amounts.
The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest exchange agreements and would have changed other comprehensive income by $15,816 (net of tax) and net income by $1,773 (net of tax). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.
The sensitivity to interest rate risk has been determined based on a hypothetical change of one percentage or 100 basis points. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest exchange agreements and would have changed other comprehensive income by $6,867 (net of tax). Interest on the Company’s banking facilities is based on floating rates and there is no significant market risk arising from fluctuations in interest rates.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Credit risk
Accounts receivable are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at May 31, 2009, the Company had accounts receivable of $200,480, net of the allowance for doubtful accounts of $17,304. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at May 31, 2009, $72,657 of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.
The Company also mitigates credit risk through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms.
Credit risks associated with interest and cross-currency interest exchange agreements and US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.
Liquidity risk
Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long term debt.
The Company’s undiscounted contractual maturities as at May 31, 2009 are as follows:

		Long-term debt
	Trade and other	repayable at	Derivative	Interest
	payables(1)	maturity(2)	instruments(3)	payments(4)

Within one year	537,471	643,153	5,287	237,200
1 to 3 years	—	833,858	294	370,374
3 to 5 years	—	801,325	—	216,015
Over 5 years	—	1,318,677	—	125,567

	537,471	3,597,013	5,581	949,156

(1)	Includes bank indebtedness, trade payables and accrued liabilities.

(2)	US denominated long-term debt is reflected at the hedged rates of the associated cross-currency interest rate agreements (see note 4).

(3)	Includes foreign exchange forward contracts.

(4)	Interest payments on long-term debt and outstanding bank credit facility advances, including the interest related portion of the cross-currency interest exchange derivatives.